FOR IMMEDIATE RELEASE
---------------------
September 19, 2000

                            N E W S   R E L E A S E
                            -----------------------
Thomas J. Noe                             Tom Larimer
Chief Financial Officer                   President and Chief Executive Officer
Peoples Community Bancorp, Inc.           Market Financial Corporation
3924 Isabella Avenue                      7522 Hamilton Avenue
Cincinnati OH 45209                       Mt. Healthy OH 45231
(513) 531-2212                            (513) 521-9772

                   Peoples Community Bancorp, Inc. and
           Market Financial Corporation Sign Merger Agreement

  Cincinnati, Ohio -- Peoples Community Bancorp, Inc. (Nasdaq National Market "PCBI") and Market Financial Corporation (Nasdaq SmallCap "MRKF") jointly announced today the signing of a definitive agreement for the merger of Market into Peoples and Market Bank, the wholly-owned subsidiary of Market, into Peoples Community Bank, the wholly-owned subsidiary of Peoples. Peoples Community Bank completed its conversion to stock ownership and simultaneous merger with The Oakley Improved Building and Loan Company and Harvest
Home Financial Corporation on March 29, 2000. Peoples Community Bank operates six banking offices in Hamilton, Warren and Clinton Counties, Ohio. Market Bank operates two offices in Mt. Healthy and North Bend.

  Under the terms of the agreement, Peoples will pay $13.00 in either cash or Peoples common stock for each of the 1,259,439 outstanding shares of Market. Market's shareholders will be able to choose either cash or common stock, although the total cash consideration will be equal to 50% of the aggregate purchase price. The exchange ratio used in determining the stock portion will be calculated based on the average closing price of Peoples over the twenty trading days ending on the business day prior to the closing date. Market's outstanding stock options will be redeemed for cash equal to $13.00 per Market share less the exercise price of the options prior to closing.

  The merger is expected to be consummated in the first quarter of 2001, pending approval by Peoples' and Market's shareholders, regulatory approval and other customary conditions of closing. The stock portion received in the transaction is expected to be considered "tax-free" for federal income tax purposes.

  At June 30, 2000, Market had total assets of $55.9 million, deposits of $40.5 million and shareholders' equity of $14.6 million. For the twelve months ended June 30, 2000, Market reported net income of $355,000 with an annualized return on average assets of 0.64% and a return on shareholders' equity of 2.43%.

  At June 30, 2000, Peoples had total assets of $309.8 million, deposits of $147.1 million and shareholders' equity of $31.0 million. For the three months ended June 30, 2000, Peoples reported net income of $439,000 with an annualized return on assets of .57% and a return on shareholders' equity of 5.66%.

  Jerry Williams, President and Chief Executive Officer of Peoples, stated, "We are very pleased to announce this merger with Market Financial Corporation. This acquisition is consistent with our previously stated growth plans and provides Peoples with an opportunity to further expand into Hamilton County. With Market we will now be well positioned to pursue other growth opportunities. We look forward to welcoming Market's customers and employees."

  Tom Larimer, President and Chief Executive Officer of Market Financial Corporation, stated, "We believe that this transaction will benefit our shareholders, customers, employees and community. Our customers can expect us to offer additional banking products and services and our employees will have the opportunity to grow and prosper as part of a larger company. As part of Peoples we will be in a stronger competitive position in the years ahead."

  Peoples and Market will be filing relevant documents concerning the Merger with the Securities and Exchange Commission ("SEC"). WE URGE INVESTORS
TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Peoples will be available free of charge from the Secretary of Peoples at 11 S. Broadway, Lebanon, Ohio 45036, telephone (513) 932-3876. Documents filed with the SEC by Market will be available free of charge from the Secretary of Market at 7522 Hamilton Avenue, Mt. Healthy, Ohio 45231, telephone (513) 521-9772. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

  Peoples and Market and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED FROM THE RESPECTIVE COMPANIES.


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